U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1. VIE Adjustments

As previously disclosed, the Registrant’s VIE entity Hangzhou Wangbo Investment Management Co., Ltd. (“Wangbo”) was formed on February 2, 2016. On July 13, 2017, Zhengyu Wang as the 95% shareholder of Wangbo, Wangfeng Yan as the 5% shareholder of Wangbo, Wangbo and the Registrant’s wholly-owned subsidiary Shanghai Jiamu Investment Management Co. Ltd. (“Jiamu”) signed a series of contractual agreements. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements obligated Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu had gained effective control over Wangbo.

Our Chairman Zhengyu Wang and his wife Yefang Zhang own Forasen Group Co., Ltd. (“Forasen Group”), and its subsidiaries and some other companies. According to the Registrant’s PRC counsel, with the expansion of Forasen Group’s business scope and scale, the Registrant, as a related party, needs a clearer division of interests and risk isolation to the other entities controlled by Zhengyu Wang. In case of debt dispute or lawsuit, once the equity under his name was involved or enforced, it is possible that this risk may transmit to the Registrant through its VIE entity. Therefore, the Registrant and Zhengyu Wang decided to take precautions. Accordingly, with the approval of the Registrant's board of directors, Zhengyu Wang transferred his 95% shares of Wangbo to his adult daughter Xinyang Wang on December 4, 2019. As a result, Xinyang Wang and Wangfeng Yan holds 95% and 5% shares of Wangbo, respectively. On December 10, 2019, Xinyang Wang, as the new shareholder of Wangbo, signed a series of VIE agreements with Wangbo and Jiamu (the “Xinyang Wang VIE Agreements”).

On May 15, 2020, to clarify the legal effect of the Original VIE Agreements and to sustain the effective control over Wangbo by the Registrant, the following agreements were signed with the effective date of December 10, 2019:

(1) Zhengyu Wang, Wangfeng Yan, Wangbo and Jiamu signed a termination agreement to confirm that the Original VIE Agreements (except the Power of Attorney between Wangfeng Yan and Zhengyu Wang) have been terminated because Zhengyu Wang is no longer a shareholder of Wangbo;

(2) Wangfeng Yan, Wangbo and Jiamu signed a series of VIE agreements (the “Wangfeng Yan VIE Agreements”), because Wangfeng Yan is still a shareholder of Wangbo;

(3) Zhengyu Wang, Wangfeng Yan, Xinyang Wang, Wangbo and Jiamu signed a joint statement to confirm that the board of directors of the Registration has the ultimate authority over the matters of the VIE entity Wangbo.

The Registrant does not expect any negative impact of these adjustments on its operation. Xinyang Wang VIE Agreements and Wangfeng Yan VIE Agreements enable Jiamu and the Registrant to keep the effective control over Wangbo. A copy of the relevant agreements are attached hereto and are incorporated herein by reference.

2. Corporate Structural Changes and Subsidiary Incorporation

To better reflect its business operation, the Registrant conducted a series of internal structural adjustments including incorporating a new subsidiary.

On December 31, 2019, the Registrant’s wholly owned subsidiary Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo”) transferred all of its equity interest in its wholly-owned subsidiary Zhejiang Tantech Bamboo Charcoal Co. Ltd. (“Tantech Charcoal”) to Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”), the Registrant’s another wholly owned subsidiary. Tantech Bamboo produces charcoal products. Tantech Charcoal conducts business of trading our charcoal products.

After this change, the Registrant’s corporate structure as of December 31, 2019 was as below:

On January 2, 2020, the Registrant incorporated Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”). Jikang Energy’s authorized share capital is RMB 5 million, of which Lishui Xincai owns 100%. Jikang Energy is organized as a limited liability company under PRC law. Jikang Energy has one director, Wangfeng Yan, who is a PRC citizen. Jikang Energy is a holding company and does not conduct any substantial business.

On January 3, 2020, Tantech Bamboo transferred all of its equity interest in its wholly-owned subsidiary Hangzhou Tanbo Technology Co., Ltd. (“Tanbo Tech”) to Lishui Xincai. Tanbo Tech does not conduct any substantial business.

On January 13, 2020, the Registrant’s wholly owned subsidiary Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”) transferred  all of its equity interest in its wholly-owned subsidiary Tantech Bamboo to Jikang Energy.

After these changes, the Registrant’s current corporate structure is as below:

The Registrant does not expect any negative impact of these changes on its operation.

Exhibits:

10.1	Translation of Exclusive Management Consulting and Technology Service Agreement between Shanghai Jiamu Investment Management Co., Ltd and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019.
10.2	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019.
10.3	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019.
10.4	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Xinyang Wang and Hangzhou Wangbo Investment Management Co., Ltd. dated December 10, 2019.
10.5	Translation of Power of Attorney between Xinyang Wang and Zhengyu Wang dated December 10, 2019.
10.6	Translation of Equity Pledge Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.
10.7	Translation of Exclusive Call Option Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.
10.8	Translation of Proxy Agreement among Shanghai Jiamu Investment Management Co., Ltd, Wangfeng Yan and Hangzhou Wangbo Investment Management Co., Ltd. dated May 15, 2020 with the effective date of December 10, 2019.
10.9	Translation of Termination Agreement among Zhengyu Wang, Wangfeng Yan, Wangbo dated May 15, 2020 with the effective date of December 10, 2019.
10.10	Translation of Joint Statement among Zhengyu Wang, Wangfeng Yan, Xinyang Wang, Wangbo and Jiamu dated May 15, 2020 with the effective date of December 10, 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: May 20, 2020